UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13d-2

                               (Amendment No. __)

                             Auto Data Network, Inc.
                                (NAME OF ISSUER)

                     Common Stock, Par Value $.001 per Share
                         (TITLE OF CLASS OF SECURITIES)

                                    05270Q104
                                 (CUSIP NUMBER)

                                 October 8, 2007
              (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /   Rule 13d-1 (b)
/x/   Rule 13d-1 (c)
/ /   Rule 13d-1 (d)

CUSIP NO. 05270Q104                     13G                   Page 2 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Little Wing, L.P., 13-3778596

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) / /
         (b) /x/

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

         NUMBER OF SHARES                  5.  SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH     6.  SHARED VOTING POWER:   4,063,503*

                                           7.  SOLE DISPOSITIVE POWER: 0

                                           8.  SHARED DISPOSITIVE POWER:
                                               4,063,503*

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         4,063,503*

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 12.84%

12.      TYPE OF REPORTING PERSON: PN

--------------------
* Consists of 237,000 preferred shares convertible into 857,703 common shares, 94,800 warrants exercisable into 94,800 common shares and 3,111,000 common shares.

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CUSIP NO. 05270Q104                     13G                   Page 3 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Quilcap Corp., 13-3780878

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) / /
         (b) /x/

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

         NUMBER OF SHARES                  5.  SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH     6.  SHARED VOTING POWER:   4,063,503*

                                           7.  SOLE DISPOSITIVE POWER: 0

                                           8.  SHARED DISPOSITIVE POWER:
                                               4,063,503*

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         4,063,503*

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 12.84%

12.      TYPE OF REPORTING PERSON: CO

--------------------
* Consists of 237,000 preferred shares convertible into 857,703 common shares, 94,800 warrants exercisable into 94,800 common shares and 3,111,000 shares of common stock.

CUSIP NO. 05270Q104                     13G                   Page 4 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tradewinds Fund, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /x/

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

         NUMBER OF SHARES                  5.  SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH     6.  SHARED VOTING POWER:   408,340*

                                           7.  SOLE DISPOSITIVE POWER: 0

                                           8.  SHARED DISPOSITIVE POWER:
                                               408,340*

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 408,340*

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 1.32%

12.      TYPE OF REPORTING PERSON*: CO

--------------------
* Consists of 59,000 preferred shares convertible into 213,521 common shares, 23,600 warrants exercisable into 23,600 common shares and 171,219 shares of common stock.

CUSIP NO. 05270Q104                     13G                   Page 5 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Quilcap Management, LLC, 20-5125035

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /x/

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

         NUMBER OF SHARES                  5.  SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH     6.  SHARED VOTING POWER:   4,471,843*

                                           7.  SOLE DISPOSITIVE POWER: 0

                                           8.  SHARED DISPOSITIVE POWER:
                                               4,471,843*

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         4,471,843*

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 14.03%

12.      TYPE OF REPORTING PERSON*: CO

--------------------
* Consists of 296,000 preferred shares convertible into 1,071,224 common shares, 118,400 warrants exercisable into 118,400 common shares and 3,282,279 shares of common stock.

CUSIP NO. 05270Q104                     13G                   Page 6 of 11 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Parker Quillen

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) / /
         (b) /x/

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States

         NUMBER OF SHARES                  5.  SOLE VOTING POWER: 41,958*
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH     6.  SHARED VOTING POWER: 4,471,843**

                                           7.  SOLE DISPOSITIVE POWER: 41,958*

                                           8.  SHARED DISPOSITIVE POWER:
                                               4,471,843**

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,513,801

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 14.14%

12.      TYPE OF REPORTING PERSON: IN

--------------------
* Consists of 10,000 preferred shares convertible into 36,190 shares, 4,000 warrants exercisable into 4,000 common shares and 1,768 shares of common stock. **Consists of 306,000 preferred shares convertible into 1,071,224 common shares, 118,400 warrants exercisable into 118,400 common shares and 3,282,279 shares of common stock.

CUSIP NO. 05270Q104                     13G                   Page 7 of 11 Pages

ITEM 1 (a) NAME OF ISSUER:
           Auto Data Network, Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           5 Century Place, Lamberts Road, Tunbridge Wells, Kent, United Kingdom

ITEM 2 (a) NAME OF PERSON FILING:
           Little Wing, L.P. ("Little Wing")
           Quilcap Corp. ("Quilcap Corp.")
           Tradewinds Fund Ltd. ("Tradewinds")
           Quilcap Management, LLC
           Parker Quillen

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           Little Wing, L.P.
           c/o Quilcap Corp.
           145 East 57th Street, 10th Floor
           New York, NY 10022

           Quilcap Corp.
           145 East 57th Street, 10th Floor
           New York, NY 10022

           Tradewinds Fund Ltd.
           c/o Quilcap Management LLC
           145 East 57th Street, 10th Floor
           New York, NY 10022

           Quilcap Management LLC
           145 East 57th Street, 10th Floor
           New York, NY 10022

           Parker Quillen
           c/o Quilcap Corp.
           145 East 57th Street, 10th Floor
           New York, NY 10022

CUSIP NO. 05270Q104                     13G                   Page 8 of 11 Pages

ITEM 2 (c) CITIZENSHIP:
           Little Wing is a limited partnership organized under the laws of the State of Delaware. Tradewinds is a corporation organized under the laws of the British Virgin Islands. Quilcap Corp. is a corporation organized under the laws of the State of Delaware. Quilcap Management LLC is a Delaware limited liability company. Mr. Quillen is a citizen of the United States.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:
           Common Stock, par value $.001 per share (the "Common Shares")

ITEM 2 (e) CUSIP NUMBER:
           05270Q104

ITEM (3)   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or
           (C), CHECK WHETHER THE PERSON FILING IS A:

           (a)   (   )  Broker or Dealer registered under Section 15 of the
                        Securities Exchange Act of 1934 (the "Act")
           (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
           (c)   (   )  Insurance Company as defined in Section 3(a)(19) of the
                        Act
           (d)   (   )  Investment Company registered under Section 8 of the
                        Investment Company Act of 1940
           (e)   (   )  An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);
           (f)   (   )  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
           (g)   (   )  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
           (h)   (   )  A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;
           (i)   (   )  A church plan that is excluded from the  definition of
                        an investment  company under Section  3(c)(14) of the
                        Investment Company Act;
           (j)   (   )  A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. /x/

ITEM 4.   OWNERSHIP

           (a) Amount Beneficially Owned:
               4,513,801

CUSIP NO. 05270Q104                     13G                   Page 9 of 11 Pages

           (b) Percentage of Class:
           14.14% (based on the 30,691,390 Common Shares reported to be outstanding by the Issuer as of January 14, 2005 plus an aggregate of 1,229,814 shares assumed issued upon the exercise of warrants and the conversion of convertible preferred shares held by the filing persons)

           (c)   Number of shares as to which such person has:
                (i) sole power to vote or to direct the vote: 41,958
                (ii) shared power to vote or to direct the vote: 4,471,843
                (iii) sole power to dispose or to direct the disposition of:
                      41,958
                (iv) shared power to dispose or to direct the disposition of:
                     4,471,843

           Little Wing, L.P. has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Quillen, as President of Quilcap Corp., the general partner of Little Wing, L.P., and by Mr. Quillen as the Sole Managing Member of Quilcap Management, LLC., the investment manager of Little Wing, L.P. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Quillen, as the Sole Managing Member of Quilcap Management, LLC, the investment manager of Tradewinds.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
           Not applicable.

CUSIP NO. 05270Q104                     13G                  Page 10 of 11 Pages

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP
           Not applicable.

ITEM 10.   CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 05270Q104                     13G                  Page 11 of 11 Pages

                                    SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2007

LITTLE WING, L.P.                                      QUILCAP CORP.
By:    Quilcap Corp.,
       General Partner                                 By: /s/Parker Quillen
                                                       -----------------------
By: /s/Parker Quillen                                  Parker Quillen, President

       Parker Quillen, President                       QUILCAP MANAGEMENT, LLC
                                                       By: /s/ Parker Quillen
                                                       -----------------------
                                                       Sole Managing Member

TRADEWINDS FUND LTD.
By:    Quilcap Management, LLC                         /s/ Parker Quillen
                                                       -----------------------
                                                       Parker Quillen

By:/s/Parker Quillen
   -------------------------
      Parker Quillen,
      Sole Managing Member